UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES

EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number 001-38440

Grindrod Shipping Holdings Ltd.

#10-02 Millenia Tower

1 Temasek Avenue

Singapore 039192

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously announced, Taylor Maritime Investments Limited (LON: TMI) (“TMI”), through a wholly-owned subsidiary, has acquired approximately 83.23% of the outstanding shares of Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) (JSE: GSH) (“Grindrod Shipping”). TMI publishes from time to time annual and quarterly financial information as well as other important information concerning its business on the London Stock Exchange website, TMI’s website (https://taylormaritimeinvestments.com) and elsewhere. Such information may include financial and other information concerning Grindrod Shipping. For example, today, TMI published a quarterly NAV announcement and trading update, factsheet and investor presentation on the London Stock Exchange and its website which included information regarding Grindrod Shipping. Such information is not included as part of, or incorporated by reference in, this 6-K or any of Grindrod Shipping’s public filings or press releases.

TMI’s quarterly NAV announcement referenced above notes that the blended net time charter equivalent (“TCE”) across the TMI and Grindrod Shipping fleet was $10,695 per day for the quarter ended September 30, 2023 (including Handysize and Supra/Ultramax vessels) and the combined fleet has contracted 29% of remaining fleet days to the March 31, 2024 at a blended time charter equivalent rate of approximately $12,200 per day.

Grindrod Shipping debt (including lease liabilities) reduced by $7.7 million to $168.9 million during the quarter ended September 30, 2023. The estimated debt to gross assets ratio on a “look through” basis as of September 30, 2023 was 38.5%.

In addition, TMI will receive its proportionate share of the previously announced capital reduction cash distribution of US$32.44 million payable from Grindrod Shipping to its shareholders in two tranches on October 26, 2023 and December 11, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRINDROD SHIPPING HOLDINGS LTD.

Dated: October 25, 2023	/s/ Edward Buttery
Name: Edward Buttery
Title: Chief Executive Officer